NEWS RELEASE

Brightstar Lottery PLC Announces Results of Tender Offer

LONDON – September 16, 2026 – Brightstar Lottery PLC (NYSE:BRSL) ("Brightstar") today announced the results of its previously announced tender offer (the "Offer") to purchase for cash any and all of the Regulation S interests in its outstanding €500,000,000 2.375% Senior Secured Notes due 2028 (the "Notes") (ISIN: XS2051904733).

The Offer was made on the terms and subject to the conditions set out in the tender offer memorandum dated September 8, 2026 (the "Tender Offer Memorandum"). Capitalized terms used herein but not defined have the meanings given to them in the Tender Offer Memorandum.

The Tender Deadline of the Offer expired at 4:00 p.m., London time, on September 15, 2026. As of the Tender Deadline, €342,207,000 aggregate principal amount of the Regulation S interests in the Notes were validly tendered (and not validly withdrawn) pursuant to the Offer. Subject to satisfaction of all conditions set out in the Tender Offer Memorandum, Brightstar intends to accept for purchase all of the Regulation S interests in the Notes tendered in the Offer. The aggregate principal amount of Regulation S interests in the Notes accepted for purchase pursuant to the Offer is therefore €342,207,000. The outstanding principal amount of the Notes after the Settlement Date will be €157,793,000.

The Settlement Date is expected to be September 18, 2026, subject to customary market and other closing conditions.

The purchase price for the Notes accepted in the Offer, together with accrued and unpaid interest thereon, is expected to be funded with a portion of the proceeds from the Company's recently priced €500,000,000 4.875% Senior Secured Notes due 2032. Settlement of the Senior Secured Notes due 2032 is subject to customary market and other closing conditions and is expected to occur on September 17, 2026.

Deutsche Bank AG, London Branch, and Banco Santander, S.A. acted as the Joint Lead Dealer Managers for the Offer. Crédit Agricole Corporate and Investment Bank and ING Bank N.V., London Branch, acted as the Co-Dealer Managers for the Offer.

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. Neither this news release nor the Tender Offer Memorandum constitutes an invitation to participate in the Offer in or from any jurisdiction in or from which, or to any person to or from whom, it is unlawful to make the Offer or solicitation under any applicable securities, blue sky or other laws. The distribution of this news release and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this news release or the Tender Offer Memorandum comes are required by Brightstar, the Joint Lead Dealer Managers and the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

About Brightstar Lottery PLC

Brightstar Lottery PLC (NYSE:BRSL) is a global leader in lottery focused on innovation and forward-thinking strategies and solutions, building on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a premier pure play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, entertain players and distribute meaningful benefits to communities. Brightstar has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility. Brightstar serves nearly 90 lottery customers and their players on six continents. It is the primary technology provider to 26 of the 46 lottery jurisdictions in the U.S. and eight of the world's 10 largest lotteries with central systems. Brightstar has approximately 6,000 employees. For more information, please visit www.brightstarlottery.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Brightstar Lottery PLC and its consolidated subsidiaries (the "Company") and other matters. All statements, other than statements of historical facts, included in this news release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements represent management's good faith expectations, projections, guidance or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. Specifically, the Company cannot assure you that the conditions to the Offer will be satisfied or waived, that all Notes validly tendered will be accepted for purchase, or that the Offer will be completed or settled on the terms or timetable currently contemplated, or at all. Information concerning these risks and other factors can be found in the  Tender Offer Memorandum and the documents filed or furnished by the Company from time to time with the SEC, including the Company's latest annual report on Form 20-F, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.brightstarlottery.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:

Mike DeAngelis, Corporate Communications, +1 (401) 392-1000, mike.deangelis@brightstarlottery.com
Matteo Selva, Italian media inquiries, +39 366 6803635
James Hurley, Investor Relations, +1 (401) 392-7190

© 2026 Brightstar Lottery PLC